650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 30, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Edwin Kim, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Frank Knapp, Staff Accountant
Re:	Twitter, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-36164

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Twitter, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on May 10, 2017 that relate to the above-referenced report. The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics. This letter is intended to amend and supplement the Company’s prior response to the Staff dated June 2, 2017 following our telephone conversation with the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2016
Selected Financial Data
Non-GAAP Financial Measures, page 41

1.

We note your response to prior comment 1. Please clarify whether you made the determination that the company is not and is not expected to be a taxpayer for the foreseeable future in certain jurisdictions, such as the U.S, based on your GAAP or non-GAAP net income (loss). In this regard, we note that you have reported cumulative non-GAAP net income of approximately $784 million since fiscal 2014. Pursuant to Question 102.11 of the non-GAAP C&DIs you should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Please explain further your non-GAAP tax adjustments or revise as necessary.

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Pursuant to its conversation with the Staff on June 20, 2017, the Company will revise its non-GAAP net income measure in future filings to reflect the current and deferred tax expense commensurate with the non-GAAP measure of profitability in accordance with Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 849-3424.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Lisa L. Stimmell

cc: Sean Edgett, Twitter, Inc.

      Katharine A. Martin, Wilson Sonsini Goodrich & Rosati